February 1, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Telos Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007
File No. 001-08443

Dear Mr. Krikorian:

Telos Corporation (“the Company”) is pleased to provide the following responses to your comment letter dated December 21, 2007 requesting additional information about the above-referenced filings. To facilitate your review, your numbered comments have been restated below and are followed by the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition. page 30

1. We note your response to prior comment number 3. As previously requested, tell us what consideration you gave to identifying each element in your arrangements and describing the point in time that revenue is recognized and the basis for any revenue deferral, including your separation criteria. In this regard, the information provided in your response should be disclosed within your financial statement footnotes as this appears to be informative with respect to your revenue recognition policies.

The Company will enhance its disclosure in future filings to reflect the information provided in the prior response.

Note 6. Redeemable Preferred Stock

12% Cumulative Exchangeable Redeemable Preferred Stock. page 40

2. We note your response to prior comment number 5. Provide us with your comprehensive SAB 99 analysis performed by management in concluding that the correction of the error was immaterial with respect to the financial statement line items affected. In this regard, we note that the $1.5 million correction had an approximate 5% impact on the net loss in 2006. As part of your response also identify the impact on each of the prior periods impacted by utilizing the incorrect estimates for the accretion accrual. Further explain how you determined that the error was both quantitatively and qualitatively immaterial.

The Company considered the guidance of SAB 99 and after consulting with its independent registered public accountant engaged at that time, concluded that the adjustment was immaterial to the financial statements taken as a whole for any of the periods presented, and recorded the adjustment in second quarter of 2006, disclosing the adjustment in the notes to the financial statements.

In addressing the various issues and circumstances concerning a materiality assessment, SAB 99 on numerous occasions specifically references materiality with respect to the financial statements taken as a whole. The concept of materiality to the financial statements taken as a whole is one of the overarching principles referenced in SAB 99 and as such, is very important to the Company’s assessment of the materiality of the error. Much of the detailed discussion in SAB 99 focuses on how materiality cannot be exclusively assessed on a quantitative basis, but must be assessed considering other (qualitative) factors as well. Likewise, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates (as cited in SAB 108) that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

The importance of qualitative factors as described in SAB 99 is of greatest significance in the materiality determination with respect to the effect of a pro forma restatement of $1.5 million of accrued accretion on other financial statement line items. As set forth in the chart below, the quantitative effect of such a pro forma restatement on Interest Expense would have been an increase of 3.8% for 2004, an increase of 3.1% for 2005 and a decrease of 6.9% for 2006. The Company believes the qualitative factors and considerations are significant in assessing the effect on this line item, due to the highly conditional nature of the redemption of the Public Preferred stock or the payment of any accrued dividends. While the Public Preferred Stock is classified as a liability and the dividends that accrue on the instruments are classified as interest expense in accordance with SFAS 150, the Public Preferred Stock has been judicially determined as equity, and not debt, and since 1991 the Company has not declared or paid any dividends, nor met any scheduled redemption of the Public Preferred Stock. As the Company discloses and discusses extensively in the footnotes as well as the MD&A, the Company believes that the likelihood is that it will continue to be unable to meet the redemption schedule set forth in the terms of the Public Preferred Stock due to its substantial senior obligations, limitations set forth in the covenants of the Company’s Wells Fargo Senior Credit Facility, foreseeable capital and operational requirements, restrictions and prohibitions of its Articles of Amendment and Restatement, and provisions of Maryland law. In fact, the Company has disclosed since 2003 that it is more likely than not that it will be unable to meet the scheduled redemptions of the Public Preferred Stock, due to the significant restrictions cited above. Therefore, the inclusion of such accrued accretion of the Public Preferred Stock to the redemption value as interest expense in prior periods, under the pro forma restatement discussed above, would not have made it probable that the judgment of a reasonable user of the financial statements would have been altered, nor would the exclusion of the prior period adjustment from 2006 have altered the judgment of a reasonable user of the financial statements. On the contrary, as the Company stated in its prior response, the $1.5 million accretion adjustment was precipitated by the accounting review undertaken to support the Board of Directors’ decision in second quarter of 2006 to accrue an additional $9.9 million of cash dividends on the Public Preferred Stock for the periods 1992-June 1995. As current cash flows are not anticipated to be used to redeem the Public Preferred Stock or pay accrued dividends (due to the significant restrictions discussed above and in the footnotes), the effect on Interest Expense and ultimately Net Loss is not significant. Additionally, as noted on the chart below, the effect of this accounting adjustment would have almost no affect on the Net Loss as a percentage of Revenue, an important factor in understanding the materiality of a Net Loss.

The following chart shows the pro forma effect of adjusting the $1.5 million of accrued accretion as a prior period adjustment, assuming a restatement was appropriate:

	December 31,
(in thousands)	2006	2005	2004
Public Preferred Stock As Reported	87,987	71,008	n/a
Pro Forma Prior Period Adjustment	—	1,423	n/a
Pro Forma, assuming Prior Period Adjustment	87,987	72,431	n/a
% Change	0%	2.0%	n/a

Accumulated Deficit As Reported	(126,963)	(97,282)	n/a
Pro Forma Prior Period Adjustment	—	(1,423)	n/a
Pro Forma, assuming Prior Period Adjustment	(126,963)	(98,705)	n/a
% Change	0%	1.5%	n/a

	Year Ended December 31,
(in thousands)	2006	2005	2004
Interest Expense As Reported	20,577	8,756	8,856
Prior Period Impact of Incorrect Estimate		271	337
Pro Forma, assuming Correct Estimate	19,154	9,027	9,193
% Change	-6.9%	3.1%	3.8%

Net Loss As Reported	(29,681)	(14,060)	(2,953)
Prior Period Impact of Incorrect Estimate		(271)	(337)
Pro Forma, assuming Correct Estimate	(28,258)	(14,331)	(3,290)
% Change	-4.8%	1.9%	11.4%

Net Loss, as a % of Revenue As Reported	-21.1%	-9.9%	-2.5%
Pro Forma, assuming Correct Estimate	-20.1%	-10.1%	-2.8%
Change	1.0%	-0.2%	-0.3%

Furthermore, in discussing qualitative considerations of materiality, SAB 99 provides several examples of qualitative considerations, as excerpted here:

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are  –  ”

•	“whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
•	whether the misstatement changes a loss into income or vice versa
•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
•	whether the misstatement affects the registrant’s compliance with regulatory requirements
•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
•	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
•	whether the misstatement involves concealment of an unlawful transaction.”

Although this is not an exhaustive list, the Company concluded that such considerations were very important to its determination that the referenced adjustment was immaterial to the financial statements taken as a whole.

Additionally, an important qualitative consideration as to the determination of any impact upon users of the financial statements is premised upon the fact that the adjustment as recorded has had no discernible impact on any of the primary constituencies with an interest in such information, including the Company’s lending and governmental regulatory institutions. The Company’s common stock, which is held primarily by one long-time holder with the balance held by management and the Telos Shared Savings Plan (See Item 12 of 2006 Form 10-K for details), does not trade. The Public Preferred Stock, the majority of which is held by sophisticated institutional investors, is thinly traded and does not participate directly in any earnings, but instead is paid or redeemed a fixed amount, with any such payment being subject to the numerous restrictions previously cited. Accordingly, the Company determined that the adjustment was qualitatively immaterial to the financial statements as a whole for all periods presented and the adjustment was recorded in the current period, and disclosed in the footnotes.

Exhibits 31.1 and 31.2

3. We note your response to prior comment number 6 and as previously requested, confirm that John B. Wood and Michele Nakazawa signed the certifications included in your Form 10-K for the fiscal year ended December 31, 2006 and Forms 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007 in their individual capacity.

John B. Wood and Michele Nakazawa hereby confirm that they signed the certifications in Exhibits 31.1 and 31.2 for the referenced periods in their individual capacities.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that our responses are sufficient for your purposes; however, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Michele Nakazawa

Michele Nakazawa

Chief Financial Officer